FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 – Companies Act 1985

The Company was notified yesterday that Barclays PLC, had a notifiable interest as at 29 October 2004 in 335,224,959 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.00% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc from Geoff Smith, Manager, Secretarial Services, Group Corporate Secretariat, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") – Part VI

I hereby inform you that as at 29 October 2004 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.00%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,167,184,796 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith

Manager, Secretarial Services

Enc."

REGISTERED HOLDERS REPORT

HSBC HLDGS		SEDOL: 0540528

As at 29 October 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 335,224,959 ORD USD0.50(UK REG) representing 3.00% of the issued share capital of 11,163,834,355 units.

Registered Holder	Holding
Bank of Ireland	1,991,779
Barclays Capital Nominees Limited	2,094,910
Barclays Capital Securities Limited	3,000,000
Barclays Trust Co & Others	19,212
Barclays Trust Co AS EXEC/ADM	5,255
Barclays Trust Co DMC69	35,300
Barclays Trust Co E99	25,646
Barclays Trust Co R69	196,668
BNP Paribas	586,908
Chase Nominees Ltd	53,157,018
CIBC Mellon Global Securities	209,472
Clydesdale Nominees (various accounts)	661,529
Investors Bank and Trust Co.	121,774,268
JP Morgan (BGI Custody) (various accounts)	110,948,095
JPMorgan Chase Bank	16,677,538
Master Trust Bank	65,765
Mellon Trust - Boston & SF	2,506,495
Mellon Trust of New England	1,129,087
Mitsubishi Trust International	116,967
Northern Trust Bank - BGI SEPA	2,739,830
R C Greig Nominees Limited (various accounts)	2,157,389
Reflex Nominees Limited	20,823
State Street	204,555
State Street Boston	10,993,260
Sumitomo TB	25,712
Wells Fargo Seattle - Wire Ban	208,253
Zeban Nominees Limited	3,673,225
Total	335,224,959

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 3, 2004